Exhibit 99.10

Rio Tinto plc – Transaction in Own Shares
Purchase of own securities
16 January 2006

Rio Tinto plc today acquired through Credit Suisse First Boston Europe Ltd 200,000 of its ordinary shares at an average price of 2789.5 pence per ordinary share. The purchased shares will all be held as treasury shares.

Following the above purchase, Rio Tinto plc holds 4,240,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,067,056,395.

For further information, please contact:

Investor Relations
Nigel Jones
Office: +44 (0) 20 7753 2401
Mobile: +44 (0) 7917 227 365

Secretarial Department
Matthew Whyte
Office: +44 (0) 20 7753 2317

Website: www.riotinto.com